Richard A. Kline 650.752.3139 rkline@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

March 15, 2013

Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Control4 Corporation
Confidential Draft Registration Statement on Form S-1
Submitted February 1, 2013
CIK No. 001259515

Dear Mr. Mancuso:

        This letter is submitted on behalf of Control4 Corporation (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Confidential Draft Registration Statement on Form S-1 submitted on February 1, 2013 (the "Draft Registration Statement"), as set forth in your letter dated February 27, 2013 addressed to Martin Plaehn, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently submitting an Amended Confidential Draft Registration Statement ("Amended Draft Registration Statement"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via DRS, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Overview, page 1

1.
Please provide us support for your statements of leadership, and reconcile the statement to your risk factors and other disclosures regarding competitors.

  RESPONSE: In response to the Staff's comment, the Company is supplementally providing to the Staff with this submission marked copies of the report by Parks Associates titled "Connected Home Systems and Services: The Roundup" and the report by ABI Research titled "Home Automation, Security, and Monitoring: Cellular, Z-Wave, ZigBee, DECT, EnOcean, and Other Wireless Options for Home Control" to support the statement that the Company is "a leading provider of automation and control solutions for the connected home." These reports have been marked to highlight the statements that support the Company's leadership position. In further support of the statement regarding the Company's leadership, the Company also supplementally advises the Staff that the Company has won numerous awards during the last three years, including:

    •
    2012 CEPro BEST award for Whole House Control: Control4 HC-800

    •
    2011 CES Innovations Awards: Control4 OS 2.0

    •
    2011 CES Innovations Awards: Control4 7" In-wall Touch Screen

    •
    2010 CEPro Best: Control & Automation Category for In-Wall Touch Screens

    •
    2010 CEDIA Manufacturers' Excellence Awards Finalist: Best New Product Control4 MyHome for iPad

  The Company respectfully advises the Staff that the Company's position as a leading provider of automation and control solutions for the connected home is not inconsistent with the risk factors and other disclosures regarding competitors in the Amended Draft Registration Statement. In response to the Staff's comment, the Company has revised the risk factor starting on page 13 of the Amended Draft Registration Statement regarding competition to disclose the impact that competition could have on the Company's leadership position.

2.
Please tell us whether your current products currently can perform each of the functions that you mention in the bullet points on page 1 and whether you have sold products that are currently being used for each of these functions.

  RESPONSE: The Company respectfully advises the Staff that the Company's products currently can perform each of the functions mentioned in the bullet points on page 1 of the Amended Draft Registration Statement, and that the Company has sold each of these products. However, the Company is not able to monitor at any given time how a customer chooses to customize such functionalities. In response to the Staff's comment, the Company has revised pages 1 and 73 of the Amended Draft Registration Statement to clarify that its solutions can be configured to perform each of the listed functions.

3.
With a view toward balanced disclosure, please tell us the portion of the 110,000 homes mentioned at the top of page 2 that have the "unified" integration of all the functions that you identify in the third sentence of your "Overview" on page 1. Also tell us the portion of your revenue from the HC-800 versus the HC-250 mentioned on page 82. We note your disclosure on page 3 that your comprehensive deployments cost $20,000 or more and your disclosure on page 79 that more than half of our customers have configurations costing an average of $3,500. If a significant portion of your revenue is derived from sales of products with more limited functions, please say so directly and identify those functions, and tell us why you believe it is appropriate to highlight information regarding the entire home automation market in your prospectus.

  RESPONSE: The Company supplementally advises the Staff that the Company's solutions can integrate with music, video, lighting, temperature, security, communications and other devices; however, the Company's consumers may choose to integrate all or some varying combination of these functionalities depending on what features the consumer wants to integrate into his or her home.

  The Company supplementally advises the Staff that the HC-800 was introduced in January 2012, and the HC-250 was introduced in April 2012. Prior to the introduction of these controllers, the Company offered several different controller products. However, following the introduction of the HC-250, the Company has now discontinued selling all other controller products except the HC-800 and HC-250. During the period from October 1, 2012 through December 31, 2012 (the period when only the HC-800 and the HC-250 controllers were offered), the HC-800 and the HC-250 each represented approximately half of controller revenue. The Company supplementally advises the Staff that in many installations of the Company's products, the configurations include both the HC-800 and the HC-250.

  In response to the Staff's comment, the Company has revised the disclosure on page 78 of the Amended Draft Registration Statement to disclose the range of costs paid by the Company's consumers who have Control4 system configurations with one controller. The Company advises the Staff that its consumers can be placed into three groups based on the number of controllers they have purchased:

    •
    Approximately 50% of the Company's consumers have Control4 system configurations with one controller costing between $670 and $25,000 with an average cost of $3,500 (including estimated installation costs);

    •
    Approximately 33% of the Company's consumers have Control4 system configurations with two to three controllers costing between $1,300 and $80,000 with an average cost of approximately $9,500 (including estimated installation costs); and

    •
    Approximately 17% of the Company's consumers have Control4 system configurations with four or more controllers costing between $3,400 and $170,000 with an average cost of approximately $22,500 (including estimated installation costs).

  Based on this information, the Company advises the Staff that it believes that the disclosure that "consumers can start with a single room multi-media automation experience for about $1,000 and scale to $20,000 or more" is accurate and appropriate.

  The Company also supplementally advises the Staff that the cost to a consumer is not directly indicative of the functionality of the Company's system. The cost to a consumer is affected by other factors, including the size of the home and the scale of the installation. Of the half of the Company's consumers that have a Control4 system configuration with one controller costing an average of $3,500, many have more than one functionality integrated with the system.

Our Industry, page 2

4.
Please provide us support for the market and industry data that you cite in your document. Clearly mark the material you provide to identify the data you cite in your document. Also tell us whether you commissioned the research.

  RESPONSE: In response to the Staff's comment, the Company is supplementally providing to the Staff with this submission marked copies of the ABI Research and IDC reports, marking the supporting statements in the supplemental materials to identify the data the Company used to support the statements in the Amended Draft Registration Statement.

  In further response to the Staff's comment, the Company confirms that it did not commission the data from ABI Research or IDC and that such data was not prepared specifically for use in the Company's Registration Statement on Form S-1.

Our Solution, page 3

5.
Refer to your disclosure regarding the installation cost of $20,000 "or more". Please clarify the extent that the unified system that you describe on page 1 can exceed $20,000.

  RESPONSE: The Company respectfully advises the Staff that, as indicated above in response #3, based on the Company's research, approximately 17% of the Company's consumers have Control4 system configurations with four or more controllers costing between $3,400 and $170,000 with an average cost of approximately $22,500 (including estimated installation costs). The Company further advises the Staff that the average cost of deployment of the Company's solution that includes integration of music, video, lighting, temperature, security, communications is approximately $26,000 (including estimated installation costs). The cost to a consumer is affected by multiple factors, including the size of the home and the scale of the installation.

We have entered into several strategic arrangements, page 17

6.
Please file as exhibits to your registration statement the agreements that generate this risk. In an appropriate section of your document, disclose the material obligations of the parties, duration and termination provisions.

  RESPONSE: The Company advises the Staff that it has determined that none of the agreements with its strategic partners are currently material to the Company and therefore are not required to be filed as an exhibit to the Company's Registration Statement on Form S-1 pursuant to Item 601(b)(10) of Regulation S-K. Specifically, each of the agreements with its strategic partners are of the type that ordinarily accompany the kind of business conducted by the Company, and the Company's business is not substantially dependent on any of these agreements. The Company submits that even if such agreements were terminated, the Company would be able to continue to conduct its business substantially in the manner in which it is currently conducted without incurring material expense or delay to replace such agreements.

We currently rely on contract manufacturers, page 19

7.
If you do not have contracts with your two primary manufacturers or your sole-source manufacturers, please say so directly. Otherwise, please file the contracts as exhibits and, in an appropriate section of your document, disclose the material terms, including duration and termination provisions.

  RESPONSE: The Company respectfully advises the Staff that it has contracts with its two primary manufacturers, Sanmina-SCI Corporation ("Sanmina") and Lite-On Electronic Company Ltd. ("Lite-On"). In response to the Staff's comment, the Company undertakes to file the Sanmina and Lite-On agreements as soon as possible and notes that they are listed as Exhibits 10.9 and 10.10 to the Amended Draft Registration Statement, respectively. The Company also respectfully advises the Staff that a description of the material terms of these agreements can be found on page 86 of the Amended Draft Registration Statement. Furthermore, the Company respectfully advises the Staff that it has contracts with its sole-source manufacturers and submits that it has determined that none of these agreements are currently material to the Company and therefore are not required to be filed as an exhibit to the Company's Registration Statement on Form S-1 pursuant to Item 601(b)(10) of Regulation S-K. Specifically, each of the agreements with its sole-source manufacturers are of the type that ordinarily accompany the kind of business conducted by the Company. In addition, the Company submits that even if such agreements were terminated, the Company would be able to continue to conduct its business substantially in the manner in which it is currently conducted without incurring material expense or delay to replace such agreements for a period of time, and that it would be able to find a replacement manufacturer of such components upon reasonable commercial terms before any such termination would disrupt the Company's business.

We are an "emerging growth company", page 25

8.
Refer to your disclosure that you are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. In an appropriate section of your prospectus, please:

  •
  More completely describe how and when a company may lose emerging growth company status; and

  •
  State your election under Section 107(b) of the JOBS Act:

  •
  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    •
    If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

  RESPONSE: In response to the Staff's comment, the Company has revised pages 5 and 25 of the Amended Draft Registration Statement to more completely describe how and when the Company may lose emerging growth company status. Furthermore, in response to the Staff's comment, the Company has revised pages 26 and 64 of the Amended Draft Registration Statement to state its election under Section 107(b) of the Jumpstart Our Business Startups Act and to state that the Company's election is irrevocable.

  The Company respectfully advises the Staff that neither the Company nor anyone authorized on behalf of the Company has provided any written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of any such materials in the event that they are provided to potential investors in the future.

  In addition, the Company advises the Staff that no broker or dealer that is participating or will participate in the offering has published or distributed research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. The Company undertakes to provide the Staff with copies of any such research reports in the event that they are published or distributed in the future.

Our business is subject, 27

9.
Please identify the locations of the material manufacturers and service providers and the regions from which you derive a "significant portion" of your revenue that create the risks that you mention in this risk factor.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 27 of the Amended Draft Registration Statement to disclose the locations of the Company's material manufacturers and the regions from which the Company derives a significant portion of its revenue and to remove the reference to service providers as such term is not applicable in this context.

The use of open source software, page 31

10.
Refer to your disclosure in the last paragraph. Please clarify how it is possible that use of software in a manner that would require you to disclose your source code could have inadvertently occurred in a manner that would result in you being unaware of your obligation to disclose the source code.

  RESPONSE: The Company respectfully advises the Staff that it is currently conducting a comprehensive audit of open source software contained in its software. Although the Company is not aware of any use of open source software that would require the Company to disclose all or a portion of the source code underlying the Company's solution, the Company has not completed its audit of open source software contained in its software; and therefore, there is a risk that open source software may have been used in a way that may require the Company to disclose all or a portion of the source code underlying the Company's solution.

Failure to maintain the security, page 32

11.
Please provide us your analysis of the risk that unauthorized third parties could obtain control of a user's appliances containing your products. If this is a material risk, please include it as a risk factor separate from the risk of issues related to the security of your data.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 32 of the Amended Draft Registration Statement to include a separate risk factor relating to unauthorized third parties obtaining control of a user's appliances that are connected to the Company's products.

Special Note, page 37

12.
You should not include in your prospectus market data that you do not believe is reasonable, and you should not disclaim the data you have chosen to include in your document. Please tell us the purpose of the second sentence in the last paragraph of this section. Also, if the market data is subject to uncertainties such that you do not want investors to give it "undue weight," please tell us why you believe it is appropriate to highlight the data in your prospectus summary.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 37 of the Amended Draft Registration Statement to remove the second sentence in the last paragraph of this section.

Capitalization, page 39

13.
Please revise to remove the caption "cash and cash equivalents" from the table on page 39 since this item is not part of your capitalization.

  RESPONSE: In response to the Staff's comment, the Company has revised the table on page 39 of the Amended Draft Registration Statement to remove cash and cash equivalents from the capitalization presentation.

14.
Please reconcile the disclosure made in this section to the disclosure on page F-26 which states that the preferred stock only converts upon the closing of an initial public offering of common stock that reflects a pre-money valuation of at least $225 million and results in net proceeds of not less than $35 million.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 39 of the Amended Draft Registration Statement to reflect that the Company's preferred stock will only convert upon the closing of an initial public offering of common stock if such offering reflects a pre-money valuation of at least $225 million and results in net proceeds to the Company of not less than $35 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

15.
Please provide us your analysis of the materiality of the royalty payments mentioned at the bottom of page 29, and tell us why you do not include the governing agreement as an exhibit.

  RESPONSE: The Company respectfully advises the Staff that royalty payments the Company is obligated to pay pursuant to the settlement agreement the Company entered in December 2012 is estimated to be 0.3% of the Company's projected total revenue in 2013. As a result, the Company determined that the settlement agreement is not material to the Company and therefore is not required to be filed as an exhibit to the Company's Registration Statement on Form S-1 pursuant to Item 601(b)(10) of Regulation S-K.

16.
Please tell us the portion of revenue derived from retail customers that you mention at the top of page 67. Also tell us the number of such customers.

  RESPONSE: The Company supplementally advises the Staff that the portion of revenue derived from such retail customers was less than 5% in each of 2010, 2011 and 2012 and was not material to the Company's business. The Company supplementally advises the Staff that it has one such retail customer, Best Buy, that purchases the Company's products through two affiliated companies.

Factors and Trends Affecting our Performance, page 48

17.
Please identify the "certain other revenue" that you exclude from your "Core revenue." Also clarify whether Core revenue includes the third-party product revenue that you mention at the bottom of page 51.

  RESPONSE: The Company supplementally advises the Staff that of the revenue excluded from the Company's Core revenue in 2012, approximately 80% was attributable to products sold to hotels and other multi-dwelling units and the remaining amount, which the Company refers to as "certain other revenue," consists primarily of revenue generated from sales to utility customers, certification fees paid to the Company, and revenue generated from sales to employees of the Company.

  The Company also supplementally advises the Staff that Core revenue includes third-party product revenue.

Gross Margin, page 51

18.
Please tell us the portion of your revenue that you derive from third-party products. Also, tell us which products that you mention on pages 82 and 83 are third-party products.

  RESPONSE: The Company supplementally advises the Staff that the Company's revenue generated from third-party products consists of revenue generated from third-party products sold on the Company's online distribution platform and third-party products sold from the Company's warehouses. The Company's revenue generated from third-party products sold on the Company's online distribution platform, which are the third-party products referred to on page 51 of the Amended Draft Registration Statement as having higher gross margins than other products the Company sells, generated revenue of less than $1.0 million in 2012. The third-party products sold from the Company's warehouses generated revenue of $4.5 million in 2012 and these products include deadbolts, door and window sensors, motion sensors, garage access systems and water leak detection systems, which are disclosed on pages 81 and 82 of the Amended Draft Registration Statement.

Comparison of the Nine Months ended September 30, 2011 and 2012, page 54

Revenue, page 54

19.
Please disclose the portion of your revenue derived from the energy product line that you discontinued, and clarify when you discontinued the line. Also, with a view toward disclosure, please tell us the nature of the energy product and why you discontinued it.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 55 of the Amended Draft Registration Statement to disclose additional information regarding the discontinued energy product line.

20.
We reference the statement under Research and Development on page 55 regarding new products introduced in 2012. If material to an understanding of your revenues, please revise to describe the new products and to disclose the impact of those products on revenues.

  RESPONSE: The Company supplementally advises the Staff that the increase in research and development costs in 2012 associated with new products was primarily attributable to the Company's new lighting products, which will be introduced in 2013. There are no known trends at this time regarding the impact that these products may have on future revenue. The other new products that contributed to the increase in research and development costs in 2012 were introduced in 2012, but did not have a material impact on the Company's revenue in 2012 either because such new products replaced products that were previously offered or because the amount of revenue from such new products was not material. The Company also supplementally advises the Staff that there are no known trends regarding future revenue for these products.

21.
If changes in prices materially impact your revenues, please revise to quantify and describe the related impact.

  RESPONSE: The Company supplementally advises the Staff that it did not materially increase or decrease the prices of existing products in 2012. In response to the Staff's comment, the Company will describe any material impact price changes have on the Company's revenue in future periods.

Cost of Revenue and Gross Margin, page 55

22.
Please clarify what you mean by "favorable sales mix" given your disclosure on page 51 that gross margin is relatively consistent across your products. Also, please quantify the impact of each of the several factors that you say affected your margins.

  RESPONSE: The Company supplementally advises the Staff that as disclosed on page 51 of the Amended Draft Registration Statement, although the Company's gross margin is relatively consistent across the Company's products, the Company's gross margin is higher on software licensing and subscription revenue than it is on product sales revenue. Therefore, the Company revised page 55 of the Amended Draft Registration Statement to clarify that when the Company refers to a favorable product mix it means a higher percentage of software licensing and subscription revenue versus product sales revenue in 2012 compared to 2011.

  The Company further advises the Staff that the change in gross margin in 2012 was also driven by a decrease in fixed manufacturing overhead and component cost reductions. In response to the Staff's comment, the Company has revised the explanation on page 55 of the Amended Draft Registration Statement of the period-over-period change in gross margin to list the factors in order by the impact they had on the increase in gross margin from most impactful to less impactful. The Company confirms that none of the changes was significantly more impactful than the others.

Contractual Obligations, page 65

23.
Please revise the contractual obligations table to include the $26.4 million of non-cancellable purchase commitments for the purchase of inventory through September 2013, as described on page F-32 of your financial statements.

  RESPONSE: In response to the Staff's comment, the Company has revised the contractual obligations table on page 63 of the Amended Draft Registration Statement to include a line item for purchase commitments.

Critical Accounting Policies and Estimates, page 66

Stock-Based Compensation, page 68

24.
Once pricing information is available, please revise to provide a specific discussion of each significant factor contributing to any significant difference between the estimated fair value of your stock and the estimated IPO price (or pricing range) for the 12 months prior to the contemplated IPO. Please also disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Note that we are deferring final evaluation of share-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

  RESPONSE: The Company acknowledges the Staff's request to discuss the significant factors contributing to any significant differences between the fair value of the Company's stock for the 12 months prior to the contemplated initial public offering and the midpoint of the estimated offering price range. The Company supplementally advises the Staff that it will do so in a subsequent amendment of the Company's Registration Statement on Form S-1.

  In response to the Staff's comment, the Company revised the disclosure on page 70 of the Amended Draft Registration Statement to include disclosure regarding the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated offering price range. The Company advises the Staff that it will fill in the intrinsic value of all outstanding options based on the midpoint of the estimated offering price range in a subsequent amendment of the Company's Registration Statement on Form S-1 once the estimated offering price range is determined.

  The Company further acknowledges that the Staff is deferring final evaluation of share-based compensation until the estimated offering price is specified, and that the Staff may have further comments in that regard when the Company files a subsequent amendment of the Company's Registration Statement on Form S-1 containing that information.

25.
Please tell us whether you have had any preliminary pricing discussions with your underwriters. If so, please tell us about the substance of those discussions and tell us whether those discussions were considered in determining the estimated fair value of your common stock during 2012, specifically for the December 2012 grant.

  RESPONSE: In response to the Staff's comment, the Company supplementally advises the Staff that it initiated formal discussions with the underwriters regarding the offering in October 2012, when the Company met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the offering. The purpose of those meetings was to select the underwriters for the offering. At such meetings, each of the underwriters provided the Company with its analysis of the Company's business, how the underwriter would position the Company for an offering, the methodologies the underwriter expected to use in preparing a valuation of the Company, and such underwriter's valuations and analyses of comparable companies. The underwriters did not provide the Company with any formal valuation of the Company at these meetings, and have not done so through the date of this response letter. The Company will advise the Staff of the Company's estimated offering price range when available, including the date on which the underwriters first communicate to the Company their estimated offering price range for the Company's stock.

Business, page 74

26.
With a view toward disclosure, please tell us the entities that provide the compliance agency approvals that you mention on page 55. Include in your response the approval process, the status of approvals that you have obtained, and when the approvals expire. Also, please tell us the extent of your revenue derived from the export licenses that you mention on page 22 and when those licenses expire.

  RESPONSE: The Company supplementally advises the Staff that the Company directly obtains regulatory compliance certification in the following jurisdictions: Australia, Brazil, Canada, China, European Union, India, New Zealand and the United States. The Company currently has received certification for its products in each of these countries. In many of the countries where the Company's products are sold through distributors, the Company's distributors obtain the certifications required to sell the Company's products in those countries. The Company also supplementally advises the Staff that only the certifications in China and Brazil currently have expiration dates. In these countries, the certifications expire five years after the certification date. After a certification expires, the Company must apply to obtain a new certification. The approval process varies from jurisdiction to jurisdiction, but in general, the process for certifications is designed to assess the compliance of the product with the jurisdictions' regulations.

  The Company further advises the Staff that it believes that none of its current products require an export license.

Our Growth Strategy, page 79

27.   Please clarify how your software platform is "disruptive."

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 78 of the Amended Draft Registration Statement to remove the term "disruptive."

Products with Embedded Software and Services, page 82

28.
We note the classes of products that you disclose. Please also disclose the three-year revenue history by product class as required by Regulation S-K Item 101(c)(1)(i).

  RESPONSE: The Company respectfully advises the Staff that the Company's management has not made operational decisions based upon the breakdown of its revenue among various products, as the Company considers all current products to be part of one product class based on the same underlying technology. All of the Company's products have similar manufacturing processes and are sold through its dealers and distributors. Sales of the Company's various products are managed by the same personnel and its various products have relatively consistent gross margins. Furthermore, the products that the Company may sell will likely change, as the Company leverages its underlying technology and creates products and provides solutions for customers according to their specific needs and responds to technological changes in the market. Historically, the changes in the Company's product portfolio have not been correlated to a subsequent change in the financial profile of the Company. Therefore, the Company does not believe that the presentation of revenue by specific product type or market would provide investors with useful or material information.

29.
Please clarify what the controller appliance is physically. Is it a box that requires an internet connection? What is the size?

  RESPONSE: The Company supplementally advises the Staff that the HC-800 and HC-250 controllers are hardware appliances with various inputs and outputs that require an Internet connection. The dimensions of these controllers are as follows:

Controller	Dimensions (Height × Width × Depth)
HC-800	1.98" (50.2 mm) × 17.32" (439.9 mm) × 9.15" (232.4 mm)
HC-250	1.23" (31.19 mm) × 8.59" (218.13 mm) × 4.92" (125.01 mm)

Our Distribution Network, page 83

30.
Refer to your disclosure that your dealers install your products. Please tell us whether your agreement with Best Buy requires that its staff install your products at consumers' homes.

  RESPONSE: In response to the Staff's comment, the Company supplementally advises the Staff that its agreement with Best Buy does not require that Best Buy's staff install the Company's products at consumers' homes; however, in practice, the Company's products sold by Best Buy are generally installed by Best Buy's staff, who have received training on the Company's products.

Our Partners, page 84

31.
Please tell us what criteria you used to determine which manufacturers to name in this section, and tell us whether any other unnamed manufacturers satisfy these criteria. Also, please disclose the material obligations of you and your partners under the partnership arrangements and when the agreements expire or could be terminated.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 83 of the Amended Draft Registration Statement to remove the list of manufacturers. The Company supplementally advises the Staff that certification of a manufacturer's device requires the device to maintain interoperability with the Company's solutions. Such certifications are renewed annually and are tied to the life of the product.

Our Competition, page 88

32.
Please describe the extent to which competitors have eliminated or restricted your ability to control and be compatible with other products as you mention on page 18.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on pages 18 and 87 of the Amended Draft Registration Statement to indicate that a thermostat company has restricted the interoperability of its products with the Company's solutions.

Our Intellectual Property, page 88

33.
We note your risk factor regarding license renewal at the bottom of page 31. Please disclose the material terms of material licenses, including expiration and termination provisions. Also, please file the material licenses as exhibits to your registration statement.

  RESPONSE: The Company advises the Staff that it has determined that none of its current third-party licenses are material to the Company and therefore are not required to be filed as an exhibit to the Company's Registration Statement on Form S-1 pursuant to Item 601(b)(10) of Regulation S-K. Specifically, each of its third-party licenses is of the type that ordinarily accompany the kind of business conducted by the Company, and the Company's business is not substantially dependent on any of these licenses. The Company submits that it believes that even if such licenses were terminated, the Company would be able to continue to conduct its business substantially in the manner in which it is currently conducted. The Company respectfully advises the Staff that the risk factor relating to third-party licenses is intended to address potential risks the Company may face in the future. The Company has revised the risk factor on third-party licenses on page 32 of the Amended Draft Registration Statement to clarify the specific risk.

Transactions with our Significant Stockholders, page 108

34.
Please reconcile the information in this section with the information in Note 8 beginning on page F-31.

  RESPONSE: The Company supplementally advises the Staff that the revenue and accounts receivable amounts on page 108 of the Amended Draft Registration Statement consist of revenue and accounts receivable from companies affiliated with Cisco, a beneficial owner of more than 5% of the Company's outstanding stock prior to the Company's proposed public offering, which is required to be disclosed pursuant to Item 404(a) of Regulation S-K. The Company respectfully advises the Staff that the revenue and accounts receivable amounts on page F-30 of the Amended Draft Registration Statement consist of revenue and accounts receivable from companies affiliated with Cisco and companies affiliated with an investor of the Company that beneficially owns less than 5% of the Company's outstanding stock prior to the Company's proposed public offering; and therefore, the revenue and accounts receivable amounts on page F-30 include revenue and accounts receivable that are not required to be disclosed as related party transactions under Item 404(a) of Regulation S-K.

Investors' Rights Agreements, page 108

35.
Please clearly identify the related persons who are parties to the agreement, and disclose the material rights that it provides those persons. You may indicate which rights terminate in connection with this offering. Please include in your disclosure the number of shares in this offering that the related persons may purchase.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 108 of the Amended Draft Registration Statement to provide additional information regarding the investors' rights agreement and the parties thereto.

Principal Stockholders, page 109

36.   Please include a row in the table for William B. West.

  RESPONSE: In response to the Staff's comment, the Company has revised the table on page 110 to include William B. West.

Warrants, page 114

37.
The "other than" clause in the last paragraph of this section appears to indicate that you will have warrants exercisable for preferred shares after this offering. If true, please disclose the terms of that preferred stock as they may limit or qualify the rights of the common stockholders. Otherwise, please clarify here the treatment of the Series G-1 warrants in connection with this offering. Provide us a copy of the warrant agreement if you do not believe that it is required to be filed as an exhibit to the registration statement.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 114 to clarify that the warrants expiring on January 21, 2014, February 15, 2014 and June 24, 2014 will expire upon the completion of the Company's proposed public offering. The Company confirms that following the offering and the conversion of preferred stock to common stock, there will not be outstanding warrants exercisable for shares of preferred stock. The Company advises the Staff that it will file each warrant that will remain outstanding following the offering as Exhibits 4.3, 4.4 and 4.5 to the Amended Draft Registration Statement.

Other Relationships, page 128

38.
Please provide more specific information regarding your relationships with the underwriters.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 128 of the Amended Draft Registration to clarify that the Company may have relationships with the underwriters in the future, but has not had relationships in the past with the underwriters that could require disclosure.

Financial Statements, page F-1

39.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

  RESPONSE: The Company advises the Staff that the Amended Draft Registration Statement includes the Company's financial statements for the year ended December 31, 2012, and that the Company has made corresponding updates to the financial disclosures throughout the Amended Draft Registration Statement.

Consolidated Statements of Operations, page F-4

40.
We see from Note 8 on page F-31 that you recognized product sales revenue to investors in each of the periods presented, including $1,597,046 of revenue from Cisco Systems, Inc. for the nine months ended September 30, 2012 as discussed on page 108. Please tell us how you considered Rule 4-08(k) of Regulation S-X in assessing whether to disclose related party transactions on the face of the financial statements.

  RESPONSE: The Company supplementally advises the Staff that it has customer relationships with four companies (the "Affiliated Companies") that are affiliated with two of the Company's investors (the "Investors"). One of those Investors is Cisco, which beneficially owns more than 5% of the Company's outstanding stock prior to the Company's proposed public offering. The other Investor owns less than 5% of the Company's outstanding stock prior to the Company's proposed public offering. In response to the Staff's comment, the Company has revised the disclosure on page F-30 of the Amended Draft Registration Statement to disclose the revenue for each of the four Affiliated Companies. The Company considered the disclosure requirements of Rule 4-08(k) of Regulation S-X and determined that disclosure of the related party transactions in the footnotes was adequate for the following reasons:

    •
    The agreements with the four Affiliated Companies are on terms consistent with those of other similar dealers and distributors;

    •
    Neither of the Investors has a representative on the Company's board of directors;

    •
    Neither of the Investors has significant influence over the operations or business decisions of the Company;

    •
    None of the four Affiliated Companies individually accounted for more than 2.2% of annual revenue for any period presented in the Consolidated Statements of Operations. On an aggregate basis, revenue generated from these four Affiliated Investors was 5.5% of revenue for the year ended December 31, 2012; and

    •
    On an aggregate basis, receivables from these four Affiliated Companies represented less than 4% of total current assets at December 31, 2012.

Note 7.  Redeemable Convertible Preferred Stock and Stockholder's Deficit, page F-25

Warrants to Purchase Stock and Preferred Stock Warrant Liability, page F-27

41.
Please revise to disclose the terms of the preferred stock warrants that require them to be classified as liabilities and marked to fair value at each reporting period.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page F-26 of the Amended Draft Registration Statement to disclose the terms of the preferred stock warrants that require them to be classified as liabilities and marked to fair value at each reporting period. In addition, the Company has revised the disclosure on page F-13 to update the critical accounting policies footnote to include disclosure regarding accounting for redeemable convertible preferred stock warrants.

Stock Options, page F-28

42.
On page F-31 you disclose that unrecognized stock compensation was expected to be recognized over weighted-average periods of 8.5 years and 7.7 years as of December 31, 2011 and September 30, 2012, respectively. Please reconcile those weighted-average periods with your disclosure on page F-14 which states that you generally recognize stock-based compensation over a four year vesting period.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page F-30 of the Amended Draft Registration Statement to reflect a weighted average recognition period of 3.0 years as of December 31, 2012.

Note 10.  Subsequent Events, page F-33

43.
We reference the disclosure that you "finalized" termination of a sales contract and recorded the early termination penalty of $750,000 and a related $1.8 million loss on purchase commitments during the nine months ended September 30, 2012. Please tell us how you analyzed the guidance in FASB ASC 855-10-25 in determining that the underlying conditions giving rise to the losses existed as of September 30, 2012. In this regard, we see that the sales contract was not terminated until December 2012.

  RESPONSE: The Company supplementally advises the Staff that in August 2012, the Company and NV Energy, Inc. ("NVE") reached a mutual understanding that the agreement between the Company and NVE would be terminated. In connection with the termination of this agreement, the Company believed that its obligation under the terminated agreement would not exceed $1.0 million. In September 2012, NVE proposed a settlement amount in excess of $1.0 million. Upon receiving this proposal, the Company continued to negotiate with NVE to reduce the settlement amount. In December 2012, the Company and NVE reached a settlement agreement, which provided that the Company would make a one-time payment of $750,000 to NVE in exchange for a release from the agreement.

  In accordance with ASC 855-10-25-1, the Company recognized the expense for both the settlement amount and the anticipated loss on the associated inventory purchase commitments to the Company's contract manufacturer as the subsequent event provided additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the Company's financial statements.

Recent Sales of Unregistered Securities, page II-2

44.
Please address in this section the common stock issued for services mentioned on page F-6. Also, with a view toward clarified disclosure, please provide us your analysis of how you believe you complied with Rule 701(d)(2) for the sales mentioned in paragraphs (1) and (2) of your disclosure; see Rule 701(d)(3).

  RESPONSE: The Company supplementally advises the Staff that 21,008 shares of common stock of the Company were issued to a service provider in connection with services provided in connection with identifying chief executive officer candidates for the Company.

  Pursuant to Rule 701(d)(2)(iii), the Company is permitted to issue, during any consecutive 12-month period, up to 15% of the outstanding amount of the class of securities being offered and sold in reliance on such section, measured at the Company's most recent annual balance sheet date. The Company made the following grants in 2010, 2011 and 2012 under Rule 701 or in private placements under Section 4(2):

    •
    In the 12-months ended December 31, 2010, the Company had granted 5,283,843 options to purchase shares of common stock, representing approximately 7% of outstanding common stock and securities convertible into common stock on December 31, 2010. As of the Company's December 31, 2010 balance sheet date, the Company had 79,086,735 shares of common stock or securities convertible into common stock outstanding.

    •
    In the 12-months ended December 31, 2011, the Company had granted 10,359,783 options to purchase shares of common stock, representing approximately 11% of outstanding common stock and securities convertible into common stock on December 31, 2011. As of the Company's December 31, 2011 balance sheet date, the Company had 95,031,108 shares of common stock or securities convertible into common stock outstanding.

    •
    In the 12-months ended December 31, 2012, the Company had granted 3,719,700 options to purchase shares of common stock, representing approximately 4% of outstanding common stock and securities convertible into common stock on December 31, 2012. As of the Company's December 31, 2012 balance sheet date, the Company had 96,306,950 shares of common stock or securities convertible into common stock outstanding.

Exhibits

45.   Please file the Senior Executive Cash Incentive Bonus Plan mentioned on page 105.

  RESPONSE: In response to the Staff's comment, the Company undertakes to file the Senior Executive Cash Incentive Bonus Plan as soon as possible and has revised the exhibit index of the Amended Draft Registration Statement to include the Senior Executive Cash Incentive Bonus Plan.

46.
We note that the agreements you filed as exhibits 10.5 and 10.6 are missing the exhibits. Please file the complete agreements with all attachments.

  RESPONSE: In response to the Staff's comment, the Company has re-submitted exhibits 10.5 and 10.6 with all attachments.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3739.

Sincerely,
/s/ RICHARD A. KLINE Richard A. Kline

cc:
Sally Brammell, Securities and Exchange Commission
Kristin Lochhead, Securities and Exchange Commission
Gary Todd, Securities and Exchange Commission
Martin Plaehn, Control4 Corporation
Dan Strong, Control4 Corporation
William J. Schnoor, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP
Eric C. Jensen, Cooley LLP
Andrew S. Williamson, Cooley LLP